
03035523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.10


RECD S.E.C.
OCT 22 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 10/22/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-105940
SEC file number, if available

PROCESSED
OCT 23 2003
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on 10-22-03, 2003, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

(Title)

Deal Summary Report

bm038g1

		Assumptions		
Settlement	31-Oct-2003	Prepay		300 PSA
1st Pay Date	25-Nov-2003	Default		0 CDR
		Recovery	0	months
		Severity		0%

Collateral					
Balance	WAC	WAM	Age	WAL	Dur
$307,783,160.12	5.983	357	1	5.660	

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
1PO	2,879,709.73	0.00000	11/03 - 10/33	5.605									01-Oct-03	XRS_PO
1IO	207,404,595.81	0.41653	11/03 - 10/33	5.684									01-Oct-03	NTL_IO
1A12	12,000,000.00	5.50000	11/03 - 10/33	5.541									01-Oct-03	FIX
1A13	29,535,000.00	5.50000	11/08 - 10/33	11.046									01-Oct-03	FIX
1A1	151,038,000.00	5.50000	11/03 - 07/11	3.523									01-Oct-03	FIX
1A8	25,000,000.00	5.50000	11/03 - 11/07	2.355									01-Oct-03	FIX
1A9	14,058,000.00	5.50000	11/07 - 07/11	5.601									01-Oct-03	FIX
1A4	20,000,000.00	5.50000	11/03 - 01/10	3.140									01-Oct-03	FIX
1A10	701,000.00	5.50000	11/03 - 01/10	3.140									01-Oct-03	FIX
1A5	2,323,000.00	5.50000	01/10 - 07/11	6.943									01-Oct-03	FIX
1A2	33,211,000.00	5.50000	07/11 - 05/18	10.200									01-Oct-03	FIX
1A3	831,000.00	5.50000	07/11 - 05/18	10.200									01-Oct-03	FIX
1A7	4,070,956.50	6.00000	05/18 - 10/33	18.311									01-Oct-03	FIX
1A6	4,070,956.50	5.50000	05/18 - 10/33	18.311									01-Oct-03	FIX
1A11	370,087.00	0.00000	05/18 - 10/33	18.311									01-Oct-03	FIX
1SUB	7,694,450.39	5.50000	11/03 - 10/33	10.293									01-Oct-03	FIX

Yield Curve

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.004	1.759	2.223	3.293	4.401	5.289

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 – 1A1

Banc of America

Balance	$151,038,000.00	Delay	24	WAC	5.982724870	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	CMT_30YR=5.289 , 0 PSA	CMT_30YR=, 100 PSA	CMT_30YR=, 300 PSA	CMT_30YR=, 500 PSA	CMT_30YR=, 1000 PSA
	Yield	Yield	Yield	Yield	Yield
97-29.000	5.7350	5.8593	6.1322	6.3426	6.7173
98-01.000	5.7223	5.8374	6.0901	6.2850	6.6320
98-05.000	5.7097	5.8156	6.0482	6.2276	6.5469
98-09.000	5.6970	5.7938	6.0063	6.1702	6.4619
98-13.000	5.6844	5.7720	5.9645	6.1129	6.3771
98-17.000	**5.6718**	**5.7503**	**5.9228**	**6.0558**	**6.2924**
98-21.000	5.6592	5.7286	5.8811	5.9987	6.2080
98-25.000	5.6467	5.7070	5.8396	5.9418	6.1236
98-29.000	5.6342	5.6854	5.7981	5.8850	6.0395
99-01.000	5.6217	5.6639	5.7567	5.8282	5.9555
99-05.000	5.6092	5.6424	5.7154	5.7716	5.8716
WAL	**16.975**	**7.990**	**3.523**	**2.473**	**1.623**
Mod Durn	**10.040**	**5.821**	**3.030**	**2.212**	**1.493**
Mod Convexity	**1.585**	**0.560**	**0.138**	**0.072**	**0.034**
Principal Window	**Nov03 - Feb31**	**Nov03 - Mar23**	**Nov03 - Jul11**	**Nov03 - Jul08**	**Nov03 - Jul06**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.004	1.759	2.223	3.293	4.401	5.289

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 - 1A7

Banc of America

Balance	$4,070,956.50	Delay	24	WAC	5.982724870	WAM	357
Coupon	6.00000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	300 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield
96-02.000	6.3439	6.3480	6.4122	6.7011	7.2567
96-06.000	6.3341	6.3380	6.3999	6.6784	7.2139
96-10.000	6.3243	6.3281	6.3877	6.6557	7.1711
96-14.000	6.3146	6.3182	6.3755	6.6331	7.1284
96-18.000	6.3048	6.3083	6.3633	6.6105	7.0858
96-22.000	**6.2951**	**6.2985**	**6.3511**	**6.5880**	**7.0432**
96-26.000	6.2854	6.2886	6.3390	6.5655	7.0007
96-30.000	6.2757	6.2788	6.3269	6.5430	6.9583
97-02.000	6.2661	6.2690	6.3148	6.5206	6.9159
97-06.000	6.2565	6.2592	6.3027	6.4982	6.8736
97-10.000	6.2468	6.2495	6.2907	6.4758	6.8314
WAL	**29.611**	**28.421**	**18.311**	**7.304**	**3.468**
Mod Durn	**13.256**	**13.059**	**10.586**	**5.709**	**3.024**
Mod Convexity	**2.780**	**2.668**	**1.595**	**0.402**	**0.112**
Principal Window	**Feb33 - Oct33**	**Nov30 - Oct33**	**May18 - Oct33**	**Jun10 - Mar12**	**Feb07 - May07**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 - 1A6

Banc of America

Balance	$4,070,956.50	Delay	24	WAC	5.982724870	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	300 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield
96-02.000	5.8195	5.8238	5.8899	6.1831	6.7438
96-06.000	5.8103	5.8144	5.8781	6.1609	6.7014
96-10.000	5.8011	5.8051	5.8664	6.1386	6.6591
96-14.000	5.7918	5.7957	5.8547	6.1164	6.6168
96-18.000	5.7827	5.7863	5.8430	6.0943	6.5746
96-22.000	**5.7735**	**5.7770**	**5.8313**	**6.0722**	**6.5325**
96-26.000	5.7643	5.7677	5.8196	6.0501	6.4904
96-30.000	5.7552	5.7584	5.8080	6.0280	6.4484
97-02.000	5.7461	5.7491	5.7964	6.0060	6.4065
97-06.000	5.7369	5.7399	5.7848	5.9841	6.3646
97-10.000	5.7279	5.7306	5.7732	5.9621	6.3228
WAL	**29.611**	**28.421**	**18.311**	**7.304**	**3.468**
Mod Durn	**14.035**	**13.806**	**11.029**	**5.822**	**3.057**
Mod Convexity	**3.038**	**2.909**	**1.697**	**0.414**	**0.114**
Principal Window	**Feb33 - Oct33**	**Nov30 - Oct33**	**May18 - Oct33**	**Jun10 - Mar12**	**Feb07 - May07**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in the material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of the material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in the material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of the material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 - 1A5

Banc of America

Balance	$2,323,000.00	Delay	24	WAC	5.982724870	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	300 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield
97-03.000	5.7521	5.7971	6.0190	6.2366	6.6425
97-07.000	5.7426	5.7853	5.9961	6.2028	6.5882
97-11.000	5.7331	5.7736	5.9732	6.1690	6.5340
97-15.000	5.7236	5.7619	5.9504	6.1353	6.4800
97-19.000	5.7141	5.7502	5.9276	6.1016	6.4260
97-23.000	**5.7047**	**5.7385**	**5.9049**	**6.0680**	**6.3721**
97-27.000	5.6953	5.7268	5.8821	6.0344	6.3182
97-31.000	5.6859	5.7152	5.8595	6.0009	6.2645
98-03.000	5.6765	5.7036	5.8368	5.9674	6.2108
98-07.000	5.6671	5.6919	5.8142	5.9340	6.1573
98-11.000	5.6578	5.6804	5.7916	5.9006	6.1038
WAL	**26.568**	**17.583**	**6.943**	**4.395**	**2.617**
Mod Durn	**13.496**	**10.906**	**5.600**	**3.790**	**2.364**
Mod Convexity	**2.723**	**1.620**	**0.382**	**0.174**	**0.070**
Principal Window	**Aug29 - Feb31**	**Sep19 - Mar23**	**Jan10 - Jul11**	**Nov07 - Jul08**	**Apr06 - Jul06**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.004	1.759	2.223	3.293	4.401	5.289

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 - 1A4

Banc of America

Balance	$20,000,000.00	Delay	24	WAC	5.982724870	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	300 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield
100-23.000	5.4511	5.3572	5.1677	5.0300	4.7864
100-27.000	5.4384	5.3340	5.1231	4.9700	4.6990
100-31.000	5.4258	5.3109	5.0787	4.9101	4.6118
101-03.000	5.4132	5.2878	5.0343	4.8502	4.5247
101-07.000	5.4007	5.2648	4.9900	4.7905	4.4378
101-11.000	**5.3881**	**5.2417**	**4.9458**	**4.7309**	**4.3511**
101-15.000	5.3756	5.2188	4.9017	4.6715	4.2645
101-19.000	5.3631	5.1959	4.8576	4.6121	4.1781
101-23.000	5.3506	5.1730	4.8137	4.5528	4.0919
101-27.000	5.3382	5.1502	4.7698	4.4936	4.0058
101-31.000	5.3258	5.1274	4.7260	4.4346	3.9198
WAL	**15.899**	**6.914**	**3.140**	**2.257**	**1.511**
Mod Durn	**9.801**	**5.343**	**2.780**	**2.062**	**1.417**
Mod Convexity	**1.493**	**0.455**	**0.114**	**0.063**	**0.031**
Principal Window	**Nov03 - Aug29**	**Nov03 - Sep19**	**Nov03 - Jan10**	**Nov03 - Nov07**	**Nov03 - Apr06**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.004	1.759	2.223	3.293	4.401	5.289

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 - 1A2

Banc of America

Balance	$33,211,000.00	Delay	24	WAC	5.982724870	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	300 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield
95-07.000	5.8882	5.9217	6.1619	6.5363	7.2279
95-11.000	5.8787	5.9112	6.1444	6.5079	7.1793
95-15.000	5.8691	5.9007	6.1270	6.4795	7.1308
95-19.000	5.8596	5.8903	6.1095	6.4512	7.0824
95-23.000	5.8501	5.8798	6.0921	6.4230	7.0340
95-27.000	**5.8407**	**5.8694**	**6.0748**	**6.3948**	**6.9857**
95-31.000	5.8312	5.8590	6.0574	6.3666	6.9375
96-03.000	5.8218	5.8486	6.0401	6.3385	6.8894
96-07.000	5.8124	5.8382	6.0228	6.3104	6.8413
96-11.000	5.8030	5.8279	6.0056	6.2824	6.7934
96-15.000	5.7936	5.8175	5.9883	6.2544	6.7455
WAL	**28.328**	**22.922**	**10.200**	**5.532**	**3.025**
Mod Durn	**13.726**	**12.456**	**7.477**	**4.605**	**2.691**
Mod Convexity	**2.879**	**2.256**	**0.718**	**0.258**	**0.090**
Principal Window	**Feb31 - Feb33**	**Mar23 - Nov30**	**Jul11 - May18**	**Jul08 - Jun10**	**Jul06 - Feb07**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.004	1.759	2.223	3.293	4.401	5.289

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 - 1A13

Banc of America

Balance	$29,535,000.00	Delay	24	WAC	5.982724870	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	300 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield
97-20.000	5.7355	5.7701	5.8213	5.8572	6.1106
97-24.000	5.7245	5.7569	5.8049	5.8386	6.0759
97-28.000	5.7136	5.7438	5.7886	5.8199	6.0413
98-00.000	5.7027	5.7307	5.7722	5.8014	6.0066
98-04.000	5.6918	5.7176	5.7559	5.7828	5.9721
98-08.000	**5.6810**	**5.7046**	**5.7397**	**5.7642**	**5.9376**
98-12.000	5.6701	5.6916	5.7234	5.7457	5.9031
98-16.000	5.6593	5.6786	5.7072	5.7273	5.8687
98-20.000	5.6485	5.6656	5.6910	5.7088	5.8344
98-24.000	5.6377	5.6527	5.6748	5.6904	5.8001
98-28.000	5.6269	5.6397	5.6587	5.6720	5.7658
WAL	**20.900**	**15.642**	**11.046**	**9.118**	**4.244**
Mod Durn	**11.669**	**9.717**	**7.788**	**6.838**	**3.673**
Mod Convexity	**2.032**	**1.390**	**0.839**	**0.617**	**0.165**
Principal Window	**Nov08 - Oct33**	**Nov08 - Oct33**	**Nov08 - Oct33**	**Nov08 - Oct33**	**May07 - Apr09**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.004	1.759	2.223	3.293	4.401	5.289

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on the material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g1 - 1A9

Banc of America

Balance	$14,058,000.00	Delay	24	WAC	5.982724870	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.729225	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	300 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield
97-26.000	5.7028	5.7582	5.9534	6.1212	6.4193
97-30.000	5.6930	5.7445	5.9261	6.0822	6.3594
98-02.000	5.6833	5.7309	5.8988	6.0432	6.2996
98-06.000	5.6735	5.7173	5.8716	6.0043	6.2398
98-10.000	5.6638	5.7037	5.8445	5.9655	6.1802
98-14.000	**5.6541**	**5.6902**	**5.8174**	**5.9267**	**6.1207**
98-18.000	5.6444	5.6767	5.7903	5.8880	6.0613
98-22.000	5.6348	5.6632	5.7633	5.8493	6.0020
98-26.000	5.6251	5.6497	5.7363	5.8107	5.9428
98-30.000	5.6155	5.6362	5.7093	5.7721	5.8836
99-02.000	5.6059	5.6228	5.6824	5.7337	5.8246
WAL	**24.532**	**13.901**	**5.601**	**3.717**	**2.333**
Mod Durn	**13.045**	**9.339**	**4.665**	**3.262**	**2.125**
Mod Convexity	**2.493**	**1.167**	**0.269**	**0.131**	**0.058**
Principal Window	**Apr25 - Feb31**	**Apr13 - Mar23**	**Nov07 - Jul11**	**Sep06 - Jul08**	**Oct05 - Jul06**
CMT_30YR	**5.289**	**5.289**	**5.289**	**5.289**	**5.289**

Yield Curve						
Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.004	1.759	2.223	3.293	4.401	5.289

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in the material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. The material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America

Deal Summary Report

BM038g2

		Assumptions			Collateral					
Settlement	31-Oct-2003	Prepay		275 PSA	Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Nov-2003	Default		0 CDR	$185,000,000.00	5.330	179	1	4.690	3.886
		Recovery	0	months						
		Severity		0%						

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
2PO	203,542.73	0.00000	11/03 - 09/18	4.657									01-Oct-03	XRS_PO
2IO	162,708,136.00	0.37260	11/03 - 09/18	4.693									01-Oct-03	NTL_IO
2A4	25,000,000.00	4.75000	11/03 - 09/18	4.656									01-Oct-03	FIX
2A3	20,197,000.00	4.50000	06/04 - 09/11	3.850									01-Oct-03	FIX
2A1	14,778,000.00	4.50000	11/03 - 07/18	5.729									01-Oct-03	FIX
2A2	25,000.00	4.50000	07/18 - 09/18	14.859									01-Oct-03	FIX
2A6	43,742,000.00	4.50000	11/03 - 09/18	4.656									01-Oct-03	FIX
2A5	78,742,000.00	5.00000	11/03 - 09/18	4.656									01-Oct-03	FIX
2SUB	2,312,457.27	4.75000	11/03 - 09/18	7.371									01-Oct-03	FIX

Yield Curve

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.994	1.481	1.902	2.879	4.006	4.939

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BM038g2 – 2A1

Banc of America

Balance	$14,778,000.00	Delay	24	WAC	5.329980620	WAM	179
Coupon	4.50000	Dated	10/01/2003	NET	5.072481	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
95-21.000	5.0076	5.0728	5.4411	6.5342	7.4694
95-25.000	4.9928	5.0559	5.4122	6.4700	7.3756
95-29.000	4.9780	5.0390	5.3834	6.4059	7.2821
96-01.000	4.9633	5.0222	5.3547	6.3420	7.1888
96-05.000	4.9485	5.0054	5.3260	6.2783	7.0956
96-09.000	**4.9338**	**4.9886**	**5.2974**	**6.2147**	**7.0027**
96-13.000	4.9191	4.9719	5.2688	6.1513	6.9100
96-17.000	4.9045	4.9551	5.2404	6.0881	6.8174
96-21.000	4.8898	4.9384	5.2120	6.0250	6.7251
96-25.000	4.8752	4.9218	5.1836	5.9620	6.6329
96-29.000	4.8606	4.9052	5.1553	5.8993	6.5409
WAL	**11.955**	**10.166**	**5.729**	**2.352**	**1.515**
Mod Durn	**8.798**	**7.714**	**4.526**	**2.037**	**1.393**
Mod Convexity	**1.033**	**0.808**	**0.366**	**0.081**	**0.031**
Principal Window	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Jul18**	**Nov03 - Jun17**	**Nov03 - Jul06**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.994	1.481	1.902	2.879	4.006	4.939

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in the material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of the material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in the material is current as of the date appearing on this material only. Information in the material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of the material, is not responsible for the accuracy of the material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BM038g2 - 2A5

Banc of America

Balance	$78,742,000.00	Delay	24	WAC	5.329980620	WAM	179
Coupon	5.00000	Dated	10/01/2003	NET	5.072481	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
99-25.000	5.0325	5.0279	5.0191	5.0076	4.9976
99-29.000	5.0131	5.0041	4.9869	4.9642	4.9446
100-01.000	4.9939	4.9803	4.9547	4.9209	4.8916
100-05.000	4.9746	4.9566	4.9227	4.8776	4.8387
100-09.000	4.9554	4.9330	4.8906	4.8345	4.7860
100-13.000	**4.9362**	**4.9094**	**4.8587**	**4.7914**	**4.7333**
100-17.000	4.9171	4.8859	4.8268	4.7485	4.6808
100-21.000	4.8980	4.8624	4.7949	4.7056	4.6283
100-25.000	4.8789	4.8389	4.7632	4.6628	4.5760
100-29.000	4.8599	4.8155	4.7315	4.6201	4.5238
101-01.000	4.8409	4.7921	4.6998	4.5775	4.4717
WAL	**8.462**	**6.640**	**4.656**	**3.299**	**2.627**
Mod Durn	**6.471**	**5.259**	**3.883**	**2.882**	**2.357**
Mod Convexity	**0.623**	**0.440**	**0.254**	**0.140**	**0.092**
Principal Window	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.994	1.481	1.902	2.879	4.006	4.939

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting the material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in the material may pertain to securities that ultimately are not sold. The information contained in the material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of the material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). The material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in the material is current as of the date appearing on the material only. Information in the material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. The material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of the material, is not responsible for the accuracy of the material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BM038g2 - 2A4

Banc of America

Balance	$25,000,000.00	Delay	24	WAC	5.329980620	WAM	179
Coupon	4.75000	Dated	10/01/2003	NET	5.072481	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
98-31.000	4.9051	4.9303	4.9781	5.0414	5.0961
99-03.000	4.8858	4.9065	4.9457	4.9977	5.0426
99-07.000	4.8665	4.8827	4.9134	4.9541	4.9892
99-11.000	4.8473	4.8590	4.8811	4.9105	4.9359
99-15.000	4.8281	4.8353	4.8490	4.8670	4.8827
99-19.000	**4.8089**	**4.8117**	**4.8168**	**4.8237**	**4.8296**
99-23.000	4.7898	4.7881	4.7848	4.7804	4.7766
99-27.000	4.7707	4.7645	4.7528	4.7372	4.7238
99-31.000	4.7516	4.7410	4.7209	4.6941	4.6710
100-03.000	4.7326	4.7176	4.6890	4.6511	4.6183
100-07.000	4.7136	4.6941	4.6572	4.6082	4.5658
WAL	**8.462**	**6.640**	**4.656**	**3.299**	**2.627**
Mod Durn	**6.528**	**5.293**	**3.895**	**2.886**	**2.357**
Mod Convexity	**0.631**	**0.445**	**0.255**	**0.140**	**0.092**
Principal Window	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.994	1.481	1.902	2.879	4.006	4.939

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BM038g2 - 2A2

Banc of America

Balance	$25,000.00	Delay	24	WAC	5.329980620	WAM	179
Coupon	4.50000	Dated	10/01/2003	NET	5.072481	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
95-21.000	4.8248	4.8248	4.8256	4.8386	6.0852
95-25.000	4.8158	4.8158	4.8167	4.8293	6.0362
95-29.000	4.8069	4.8069	4.8077	4.8199	5.9873
96-01.000	4.7980	4.7980	4.7988	4.8105	5.9385
96-05.000	4.7891	4.7891	4.7898	4.8012	5.8897
96-09.000	**4.7802**	**4.7802**	**4.7809**	**4.7919**	**5.8410**
96-13.000	4.7713	4.7713	4.7720	4.7826	5.7924
96-17.000	4.7625	4.7625	4.7631	4.7733	5.7439
96-21.000	4.7536	4.7536	4.7542	4.7640	5.6954
96-25.000	4.7448	4.7448	4.7454	4.7547	5.6470
96-29.000	4.7359	4.7359	4.7365	4.7454	5.5987
WAL	**14.903**	**14.903**	**14.859**	**14.218**	**2.736**
Mod Durn	**14.555**	**14.555**	**14.511**	**13.874**	**2.658**
Mod Convexity	**2.190**	**2.190**	**2.177**	**1.994**	**0.084**
Principal Window	**Sep18 - Sep18**	**Sep18 - Sep18**	**Jul18 - Sep18**	**Jun17 - Sep18**	**Jul06 - Jul06**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.994	1.481	1.902	2.879	4.006	4.939

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BM038g2 - 2A6

Banc of America

Balance	$43,742,000.00	Delay	24	WAC	5.329980620	WAM	179
Coupon	4.50000	Dated	10/01/2003	NET	5.072481	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
98-10.000	4.7522	4.8018	4.8959	5.0207	5.1284
98-14.000	4.7330	4.7780	4.8634	4.9767	5.0746
98-18.000	4.7138	4.7542	4.8310	4.9329	5.0209
98-22.000	4.6946	4.7305	4.7987	4.8891	4.9672
98-26.000	4.6754	4.7068	4.7664	4.8454	4.9137
98-30.000	**4.6563**	**4.6832**	**4.7342**	**4.8019**	**4.8604**
99-02.000	4.6372	4.6596	4.7020	4.7584	4.8071
99-06.000	4.6182	4.6361	4.6700	4.7150	4.7539
99-10.000	4.5992	4.6126	4.6380	4.6717	4.7009
99-14.000	4.5802	4.5891	4.6060	4.6285	4.6479
99-18.000	4.5613	4.5657	4.5742	4.5854	4.5951
WAL	**8.462**	**6.640**	**4.656**	**3.299**	**2.627**
Mod Durn	**6.592**	**5.332**	**3.912**	**2.892**	**2.360**
Mod Convexity	**0.641**	**0.450**	**0.257**	**0.141**	**0.092**
Principal Window	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.994	1.481	1.902	2.879	4.006	4.939

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America

Deal Summary Report

bm038g3

		Assumptions				Collateral					
Settlement	31-Oct-2003	Prepay		275 PSA		Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Nov-2003	Default		0 CDR		$166,365,287.31	5.788	357	1	5.979	3.854
		Recovery	0	months							
		Severity		0%							

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
3PO	2,686,773.00	0.00000	11/03 - 10/33	5.914									01-Oct-03	XRS_PO
3IO	77,226,238.29	0.26590	11/03 - 10/33	6.041									01-Oct-03	NTL_IO
3A10	10,756,000.00	5.50000	11/03 - 10/33	5.848									01-Oct-03	FIX
3A6	15,531,000.00	5.50000	11/08 - 10/33	11.386									01-Oct-03	FIX
3A1	82,026,000.00	5.50000	11/03 - 11/08	2.720									01-Oct-03	FIX
3A3	11,554,000.00	5.50000	11/08 - 11/09	5.523									01-Oct-03	FIX
3A4	5,000,000.00	5.50000	11/09 - 01/19	9.000									01-Oct-03	FIX
3A2	5,000,000.00	5.50000	11/09 - 06/10	6.348									01-Oct-03	FIX
3A7	5,000,000.00	5.25000	06/10 - 01/19	9.547									01-Oct-03	FIX
3A8	16,727,000.00	5.50000	06/10 - 01/19	9.547									01-Oct-03	FIX
3A9	2,500,000.00	6.00000	06/10 - 01/19	9.547									01-Oct-03	FIX
3A5	5,009,000.00	5.50000	01/19 - 10/33	19.115									01-Oct-03	FIX
3SUB	4,575,514.31	5.50000	11/03 - 10/33	10.573									01-Oct-03	FIX

Yield Curve

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.996	1.69	2.163	3.224	4.348	5.257

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in the material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). The material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on the material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. The material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g3 – 3A1

Banc of America

Balance	$82,026,000.00	Delay	24	WAC	5.788106084	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.534606	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
101-12.00	5.3685	5.1653	4.8488	4.5666	4.3712
101-16.00	5.3548	5.1374	4.7987	4.4967	4.2876
101-20.00	5.3412	5.1095	4.7486	4.4269	4.2041
101-24.00	5.3276	5.0817	4.6986	4.3572	4.1208
101-28.00	5.3140	5.0539	4.6488	4.2876	4.0377
102-00.00	**5.3004**	**5.0262**	**4.5990**	**4.2182**	**3.9547**
102-04.00	5.2869	4.9985	4.5493	4.1489	3.8719
102-08.00	5.2733	4.9709	4.4997	4.0797	3.7892
102-12.00	5.2598	4.9434	4.4501	4.0107	3.7067
102-16.00	5.2464	4.9159	4.4007	3.9418	3.6243
102-20.00	5.2329	4.8884	4.3513	3.8730	3.5421
WAL	**13.853**	**5.369**	**2.720**	**1.895**	**1.567**
Mod Durn	**9.002**	**4.406**	**2.453**	**1.759**	**1.472**
Mod Convexity	**1.249**	**0.297**	**0.088**	**0.046**	**0.033**
Principal Window	**Nov03 - Dec26**	**Nov03 - Apr15**	**Nov03 - Nov08**	**Nov03 - Jan07**	**Nov03 - May06**
CMT_10YR	**4.342**	**4.342**	**4.342**	**4.342**	**4.342**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.996	1.69	2.163	3.224	4.348	5.257

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g3 - 3A8

Banc of America

Balance	$16,727,000.00	Delay	24	WAC	5.788106084	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.534606	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
94-24.00	5.9285	5.9858	6.2650	6.7522	7.1035
94-28.00	5.9188	5.9746	6.2464	6.7207	7.0628
95-00.00	5.9091	5.9634	6.2278	6.6893	7.0221
95-04.00	5.8994	5.9522	6.2093	6.6580	6.9815
95-08.00	5.8897	5.9410	6.1908	6.6267	6.9409
95-12.00	**5.8801**	**5.9299**	**6.1723**	**6.5954**	**6.9004**
95-16.00	5.8704	5.9188	6.1539	6.5642	6.8600
95-20.00	5.8608	5.9076	6.1355	6.5331	6.8196
95-24.00	5.8512	5.8966	6.1171	6.5020	6.7793
95-28.00	5.8417	5.8855	6.0988	6.4709	6.7391
96-00.00	5.8321	5.8745	6.0805	6.4399	6.6990
WAL	**27.537**	**20.567**	**9.547**	**4.954**	**3.696**
Mod Durn	**13.530**	**11.713**	**7.069**	**4.178**	**3.224**
Mod Convexity	**2.781**	**1.961**	**0.648**	**0.214**	**0.128**
Principal Window	**Jul29 - Jan33**	**Jul19 - Jun30**	**Jun10 - Jan19**	**Oct07 - Mar10**	**Nov06 - Apr08**
CMT_10YR	**4.342**	**4.342**	**4.342**	**4.342**	**4.342**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.996	1.69	2.163	3.224	4.348	5.257

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. The material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g3 – 3A7

Banc of America

Balance	$5,000,000.00	Delay	24	WAC	5.788106084	WAM	357
Coupon	5.25000	Dated	10/01/2003	NET	5.534606	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
94-24.00	5.6642	5.7222	6.0031	6.4923	6.8447
94-28.00	5.6547	5.7113	5.9847	6.4611	6.8042
95-00.00	5.6453	5.7003	5.9664	6.4299	6.7637
95-04.00	5.6359	5.6894	5.9481	6.3988	6.7233
95-08.00	5.6265	5.6785	5.9298	6.3677	6.6830
95-12.00	**5.6171**	**5.6676**	**5.9116**	**6.3366**	**6.6428**
95-16.00	5.6077	5.6567	5.8934	6.3057	6.6026
95-20.00	5.5984	5.6458	5.8752	6.2747	6.5624
95-24.00	5.5890	5.6350	5.8571	6.2439	6.5223
95-28.00	5.5797	5.6242	5.8390	6.2130	6.4823
96-00.00	5.5704	5.6134	5.8209	6.1823	6.4424
WAL	**27.537**	**20.567**	**9.547**	**4.954**	**3.696**
Mod Durn	**13.915**	**11.984**	**7.160**	**4.208**	**3.243**
Mod Convexity	**2.904**	**2.030**	**0.661**	**0.216**	**0.129**
Principal Window	**Jul29 - Jan33**	**Jul19 - Jun30**	**Jun10 - Jan19**	**Oct07 - Mar10**	**Nov06 - Apr08**
CMT_10YR	**4.342**	**4.342**	**4.342**	**4.342**	**4.342**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.996	1.69	2.163	3.224	4.348	5.257

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g3 – 3A5

Banc of America

Balance	$5,009,000.00	Delay	24	WAC	5.788106084	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.534606	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
91-31.00	6.1336	6.1445	6.2697	6.9804	7.5626
92-03.00	6.1237	6.1344	6.2575	6.9561	7.5284
92-07.00	6.1138	6.1243	6.2453	6.9319	7.4942
92-11.00	6.1040	6.1143	6.2332	6.9076	7.4600
92-15.00	6.0941	6.1043	6.2211	6.8835	7.4259
92-19.00	**6.0843**	**6.0943**	**6.2090**	**6.8593**	**7.3919**
92-23.00	6.0745	6.0843	6.1969	6.8352	7.3579
92-27.00	6.0647	6.0743	6.1848	6.8112	7.3240
92-31.00	6.0550	6.0644	6.1728	6.7872	7.2901
93-03.00	6.0452	6.0545	6.1608	6.7632	7.2563
93-07.00	6.0355	6.0446	6.1488	6.7393	7.2225
WAL	**29.552**	**28.187**	**19.115**	**6.999**	**4.665**
Mod Durn	**13.695**	**13.447**	**11.106**	**5.571**	**3.950**
Mod Convexity	**2.927**	**2.787**	**1.749**	**0.380**	**0.189**
Principal Window	**Jan33 - Oct33**	**Jun30 - Oct33**	**Jan19 - Oct33**	**Mar10 - Sep11**	**Apr08 - Sep08**
CMT_10YR	**4.342**	**4.342**	**4.342**	**4.342**	**4.342**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.996	1.69	2.163	3.224	4.348	5.257

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting the material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in the material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in the material is current as of the date appearing on the material only. Information in the material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g3 - 3A4

Banc of America

Balance	$5,000,000.00	Delay	24	WAC	5.788106084	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.534606	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
95-22.00	5.8578	5.9120	6.1537	6.5509	6.8372
95-26.00	5.8482	5.9006	6.1344	6.5187	6.7957
95-30.00	5.8386	5.8893	6.1152	6.4866	6.7543
96-02.00	5.8290	5.8779	6.0960	6.4545	6.7129
96-06.00	5.8194	5.8666	6.0769	6.4225	6.6716
96-10.00	**5.8098**	**5.8553**	**6.0577**	**6.3906**	**6.6304**
96-14.00	5.8003	5.8440	6.0386	6.3586	6.5892
96-18.00	5.7907	5.8327	6.0196	6.3268	6.5481
96-22.00	5.7812	5.8214	6.0006	6.2950	6.5071
96-26.00	5.7717	5.8102	5.9816	6.2632	6.4661
96-30.00	5.7623	5.7990	5.9626	6.2315	6.4252
WAL	**27.156**	**19.605**	**9.000**	**4.767**	**3.577**
Mod Durn	**13.516**	**11.428**	**6.760**	**4.045**	**3.135**
Mod Convexity	**2.759**	**1.853**	**0.595**	**0.201**	**0.121**
Principal Window	**Sep28 - Jan33**	**Dec17 - Jun30**	**Nov09 - Jan19**	**Jul07 - Mar10**	**Sep06 - Apr08**
CMT_10YR	**4.342**	**4.342**	**4.342**	**4.342**	**4.342**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.996	1.69	2.163	3.224	4.348	5.257

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g3 - 3A10

Banc of America

Balance	$10,756,000.00	Delay	24	WAC	5.788106084	WAM	357
Coupon	5.50000	Dated	10/01/2003	NET	5.534606	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
97-30.00	5.7209	5.7978	5.9422	6.1227	6.2731
98-02.00	5.7090	5.7801	5.9136	6.0805	6.2196
98-06.00	5.6972	5.7625	5.8851	6.0384	6.1663
98-10.00	5.6854	5.7449	5.8566	5.9965	6.1130
98-14.00	5.6736	5.7273	5.8283	5.9546	6.0599
98-18.00	**5.6618**	**5.7098**	**5.8000**	**5.9128**	**6.0069**
98-22.00	5.6501	5.6923	5.7717	5.8711	5.9539
98-26.00	5.6384	5.6749	5.7435	5.8294	5.9011
98-30.00	5.6267	5.6575	5.7154	5.7879	5.8484
99-02.00	5.6150	5.6401	5.6873	5.7465	5.7958
99-06.00	5.6033	5.6228	5.6593	5.7051	5.7433
WAL	**18.974**	**11.074**	**5.848**	**3.599**	**2.719**
Mod Durn	**10.740**	**7.214**	**4.463**	**3.023**	**2.383**
Mod Convexity	**1.822**	**0.911**	**0.356**	**0.156**	**0.092**
Principal Window	**Nov03 - Oct33**	**Nov03 - Oct33**	**Nov03 - Oct33**	**Nov03 - Oct33**	**Nov03 - Sep33**
CMT_10YR	**4.342**	**4.342**	**4.342**	**4.342**	**4.342**

Yield Curve						
Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.996	1.69	2.163	3.224	4.348	5.257

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). The material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. The material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

bm038g3 – 3A9

Banc of America

Balance	$2,500,000.00	Delay	24	WAC	5.788106084	WAM	357
Coupon	6.00000	Dated	10/01/2003	NET	5.534606	WALA	1
Settle	10/31/2003	First Payment	11/25/2003				

Price	0 PSA	100 PSA	275 PSA	500 PSA	700 PSA
	Yield	Yield	Yield	Yield	Yield
94-24.00	6.4582	6.5139	6.7895	7.2726	7.6218
94-28.00	6.4479	6.5021	6.7704	7.2407	7.5806
95-00.00	6.4376	6.4904	6.7514	7.2089	7.5395
95-04.00	6.4274	6.4787	6.7324	7.1771	7.4984
95-08.00	6.4172	6.4671	6.7134	7.1453	7.4574
95-12.00	**6.4070**	**6.4554**	**6.6945**	**7.1137**	**7.4165**
95-16.00	6.3968	6.4438	6.6756	7.0820	7.3756
95-20.00	6.3867	6.4322	6.6568	7.0504	7.3348
95-24.00	6.3765	6.4206	6.6379	7.0189	7.2940
95-28.00	6.3664	6.4090	6.6191	6.9874	7.2534
96-00.00	6.3563	6.3975	6.6003	6.9560	7.2127
WAL	**27.537**	**20.567**	**9.547**	**4.954**	**3.696**
Mod Durn	**12.806**	**11.198**	**6.893**	**4.117**	**3.187**
Mod Convexity	**2.555**	**1.831**	**0.624**	**0.209**	**0.126**
Principal Window	**Jul29 - Jan33**	**Jul19 - Jun30**	**Jun10 - Jan19**	**Oct07 - Mar10**	**Nov06 - Apr08**
CMT_10YR	**4.342**	**4.342**	**4.342**	**4.342**	**4.342**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.996	1.69	2.163	3.224	4.348	5.257

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. The material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on the material only. Information in the material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.